Exhibit 99.1

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IGB Group
Bryan Degnan
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or
Leon Berman
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Global Ship Lease Announces Exercise of Newbuild Options

Company exercises options for two additional, attractively priced mid-size newbuildings delivering 4Q29

ATHENS, Greece, Oct. 6, 2026 – Global Ship Lease, Inc. (NYSE:GSL) (the “Company” or “Global Ship Lease”), a containership owner and lessor, today announced that, subject to certain conditions precedent being met, the Company has exercised options to build two additional mid-size, ultra-high-reefer, wide-beam, latest-generation containerships (the “Additional Newbuilds”) for an aggregate contract price of approximately $163 million. These highly flexible ships have been designed and specified to ensure a superior fit for existing and anticipated future market needs. The Additional Newbuilds are scheduled to be delivered in the fourth quarter of 2029, and the Company is in discussions with prospective charterers regarding their employment upon delivery. With these Additional Newbuilds, the Company’s newbuilding orderbook is 17 ships.

George Youroukos, Executive Chairman of Global Ship Lease, commented: “We are strong believers in the value proposition of high specification, highly flexible, mid-sized containerships and expect them to play a crucial role for our industry for many years to come. By exercising these additional newbuild options, we are very pleased to be growing our exposure to this increasingly valuable vessel class on attractive terms agreed earlier this year and at prices no longer available in the market for comparably specified ships with 2029 deliveries.”

About Global Ship Lease

Global Ship Lease is a leading independent owner of containerships with a diversified fleet of mid-sized and smaller containerships. Incorporated in the Marshall Islands, Global Ship Lease commenced operations in December 2007 with a business of owning and chartering out containerships under fixed-rate charters to top tier container liner companies. It was listed on the New York Stock Exchange in August 2008.

Our operating fleet of 71 containerships as of June 30, 2026, had an average age weighted by TEU capacity of 18.4 years. 41 ships are wide-beam Post-Panamax. As of June 30, 2026, our fleet also included 15 newbuilding containerships under construction with scheduled deliveries between the fourth quarter of 2028 and the first quarter of 2030 (the “Initial Newbuilds”).

As of June 30, 2026, the average remaining term of the Company’s charters, to the mid-point of redelivery, including options under the Company’s control and other than if a redelivery notice has been received, including the Initial Newbuilds, was 3.3 years on a TEU-weighted basis. Contracted revenue on the same basis was $3.2 billion. Contracted revenue was $4.1 billion, including options under charterers’ control and with latest redelivery date, representing a weighted average remaining term of 4.4 years.

Forward-Looking Statements

This press release contains forward-looking statements. Forward-looking statements provide the Company’s current expectations or forecasts of future events. Forward-looking statements include statements about the Company’s expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts. Words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “will” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. These forward-looking statements are based on assumptions that may be incorrect, and the Company cannot assure you that the events or expectations included in these forward-looking statements will come to pass. Actual results could differ materially from those expressed or implied by the forward-looking statements as a result of various factors, including the factors described in “Risk Factors” in the Company’s Annual Report on Form 20-F and the factors and risks the Company describes in subsequent reports filed from time to time with the U.S. Securities and Exchange Commission. Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this press release. The Company undertakes no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this press release or to reflect the occurrence of unanticipated events.